USA Rare Earth, Inc.

100 W Airport Road

Stillwater, OK 74075

June 5, 2026

VIA EDGAR

Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	USA Rare Earth, Inc.
Registration Statement on Form S-3
Filed May 13, 2026, as amended
File No. 333-295835

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, USA Rare Earth, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on June 5, 2026, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ William Robert Steele Jr.
Name:	William Robert Steele Jr.
Title:	Chief Financial Officer

cc:	Joel Rubinstein, White & Case LLP

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